Exhibit 99.1

Sapiens Partners with TruthMD to Offer Insurers Advanced Data Analytics on Medical Providers

Partnership will provide clients access with real-time visibility into provider data, enhancing risk assessment, underwriting and claims management

December 16, 2020 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and TruthMD LLC, which provides insurers and patients with data analytics on healthcare providers, today announced a partnership that will deliver insurers real-time, accurate provider data. The partnership will enhance medical practice liability and workers’ compensation insurers’ ability to identify desirable insureds, assess risk, competitively price, underwrite and manage claims.

TruthMD’s MedFax machine learning-based solution is based on more than 15 years of accumulated historical data from physicians, which the company has harnessed to deliver up-to-date visibility into provider legitimacy, ad-hoc search reporting and alerts on status changes. The Sapiens-TruthMD partnership will combine MedFax along with Sapiens CoreSuite for Property & Casualty and CoreSuite for Workers’ Compensation platforms, enabling insurers to seamlessly reference MedFax’s rich data within highly efficient and automated workflows. The partnership will strengthen both companies’ position in the market by offering medical practice liability and workers’ compensation insurers an enhanced solution that meets their evolving digital needs.

“We are excited to begin this partnership with Sapiens as their innovative, client-focused mission mirrors our own,” said Gemma Cunningham, Chief Executive Officer and Founder of TruthMD. “Working side by side with the Sapiens team provides us with an immediate outlet for our proven, best-in-class medical data solutions, including sanctions monitoring and provider data analytics, while aligning us with a highly reputable, client-focused partner.”

Long plagued by inaccurate and outdated physician data, the healthcare industry has seen credentialing, onboarding, underwriting and provider directories compromised as a result. With more than 20,000 primary data sources collected in real time and boasting more than 95 percent accuracy, TruthMD has filled this void for numerous clients, helping identify invalid billings, reduce loss and expense ratios and save an average of $716,000 for every $10 million in annual written medical liability insurance premiums.

“The future of insurance will be driven by digital transformation, and digital transformation will be driven by data,” said Roni Al-Dor, President and CEO Sapiens. “By providing insurers with ready access to rich, reliable, real-time data, the Sapiens-TruthMD partnership will play a vital role in helping medical practice liability and workers’ compensation insurers unlock the opportunities presented by the evolving insurance landscape.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

About TruthMD

TruthMD has become the industry-leading independent source of truth by providing the deepest, most accurate and up to date view of healthcare providers, their training, sanctions, exclusions, number of medical malpractice suits, conflicts of interest and hundreds of other data elements. For more information: www.truthmd.com

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com